Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

UBS Health Sciences Fund, L.L.C.

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

May 24, 2007

Dear UBS Health Sciences Fund, L.L.C. Investor:

We are writing to inform you of important dates related to the tender offer by UBS Health Sciences Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on May 24, 2007 and end on June 22, 2007. The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund. Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, PFPC Inc. ("PFPC"), in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to tender at this time.

All requests to tender Fund interests must be received by PFPC either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by June 22, 2007. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC by calling (877) 431-1973. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Administrator to confirm receipt.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Tender Offer Administrator at our Administrator, (877) 431-1973.

Sincerely,

UBS Health Sciences Fund, L.L.C.